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                                February 21, 2024

       Ziyang Long
       Chief Executive Officer
       Republic Power Group Ltd.
       158 Kallang Way #06-08
       Singapore, Republic of Singapore S349245

                                                        Re: Republic Power
Group Ltd.
                                                            Amendment No. 10 to
Registration Statement on Form F-1
                                                            Filed February 1,
2024
                                                            File No. 333-266256

       Dear Ziyang Long:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 10 to Registration Statement on Form F-1 filed February 1, 2024

       Business
       Our Business, page 48

   1. We note extensive discussion of AI focused technology in Southeast Asia and your disclosure that you are
focused on developing your core technologies in "big data
                                                        analytics, AI and IoT
applications." Please indicate the products incorporating each technology in your
pipeline and the stage of development of each technology. With respect to artificial
intelligence, please indicate if your algorithms are proprietary or open source, and update you
risk factors to reflect the relevant risks.
 Ziyang Long
FirstName LastNameZiyang
Republic Power Group Ltd. Long
Comapany21,
February  NameRepublic
            2024        Power Group Ltd.
February
Page 2 21, 2024 Page 2
FirstName LastName
Consolidated Financial Statements
Note 14. Subsequent Events, page F-26

2. You disclose that subsequent events were evaluated through January 4, 2024, the date the consolidated financial statements were issued. However, we note that the audit opinion is dated January 31, 2024. Please advise or revise.
       Please contact Megan Akst at 202-551-3407 or Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact
Charli Wilson at 202-551-6388 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Joan Wu